UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 15, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 15, 2021, regarding the result of Annual General Assembly.

Istanbul, April 15, 2021

Announcement Regarding the Result of Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company held on April 15, 2021:

•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2020 were approved,
•	Board Members were individually released from activities and operations of the Company pertaining to the year 2020,
•	Limit for donations for 2021 was determined to be up to one percent (1%) of our Company’s revenue as per consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation,
•	Board of Directors decision with respect to the appointment of Figen Kılıç to vacant Board of Directors position pursuant to Article 363 of the Turkish Commercial Code was approved.
•	Regarding the agenda item on the election of Board of Director members:
o	Following the voting of candidates proposed by TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., the holder of group A shares of our Company, Bülent Aksu, Figen Kılıç, Hüseyin Aydın, Tahsin Yazar and Şenol Kazancı were elected as members of Board of Directors to serve for 3 years.
o	Following the voting of proposal from TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., Afif Demirkıran, Nail Olpak, Hüseyin Arslan were elected as independent Board of Directors members with the consent of Capital Markets Board, and Julian Michael Sir Julian Horn-Smith was elected as member of Board of Directors, all to serve for 3 years.
•	Monthly compensation of TRY56,000 (fifty-six thousand) was determined for the Chairman and each member of Board of Directors.
•	PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (PricewaterhouseCoopers) was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2021.
•	Board Members were permitted to be active in areas falling within or outside the scope of the Company’s operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code.
•	Following the voting of the Board of Directors’ decision dated March 16, 2021 regarding the agenda item on the distribution of dividend for fiscal year 2020; distribution of dividend in gross amount of TRY2,585,787,148 equivalent of gross cash dividend of TRY 1.1753578 (net TRY 0.9990541) per ordinary share with a nominal value of TRY 1 in three equal installments to the shareholders on April 30, 2021, July 30, 2021 and October 27, 2021 in accordance with the announced dividend distribution table and dividend per share table was approved.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly is available in Turkish on our company website.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2019 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,737,925,719

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		4,624,278,286		-

4)	Tax (-)		387,192,537		-

5)	Net Profit for the period (=)	(3-4)	4,237,085,749	(3-4)	-

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	4,237,085,749	(5-6-7)	-

9)	Donations made during the year		60,777,684

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	4,297,863,433

	First Dividend		859,572,687
11)
a	-Cash
b	-Cash	(10*the minimum	859,572,687
c	-Share	rate determined by
	-Total	the CMB)	859,572,687

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		1,726,214,461

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	247,578,715

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	1,403,719,886

20)	Other Distributable Sources
	-Prior years' profits (**)		-		2,585,787,148
	-Extra Ordinary Reserves
	-Other Distributable Reserves in
	accordance with legislation and Articles of Association (**)				-

(*) TRY 1.403,719,886 which is the remaining of the 2020 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in CMB records,

(**) The total amount of TRY 2,585,787,148, which shall be distributed in cash form statutory from statutory previous year’s profit.

(***) Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
		AMOUNT (TRY)	AMOUNT (TRY)	RATION(%)
GROSS	A	387,868,072	1.1753578	117.54
	B	2,197,919,076	1.1753578	117.54
	TOTAL	2,585,787,148	1.1753578	117.54
	Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A	329,687,861	0.9990541	99.91
	B	1,868,231,214	0.9990541	99.91
	TOTAL	2,197,919,976	0.9990541	99.91
	Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT
TOTAL GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	TOTAL GROSS DIVIDEND DISTRIBUTION/NET DISTRIBUTABLE PROFIT (%)
2,585,787,148	61.0

Gross Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Net Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Cash Dividend Distribution Date
0.3917859	0.3330180	30.04.2021
0.3917859	0.3330180	30.07.2021
0.3917859	0.3330180	27.10.2021

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 15, 2021	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 15, 2021	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer